May 25, 2016
John Reynolds Assistant Director Office of Beverages, Apparel and Mining Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Responses to the Securities and Exchange Commission
Staff Comments dated April 11, 2016, regarding
Energizer Resources Inc.
Form 10-K for the Fiscal Year Ended June 30, 2015
Filed September 30, 2015
File No. 000-51151
Dear Mr. Reynolds:
This letter responds to the staff’s comments set forth in the April 11, 2016 letter regarding the above-referenced Form 10-K.  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.
Our responses are as follows:
Staff Comment No. 1.
We note your reserve estimates use a projected graphite basket price that appears to be the year-end 2014 prices increasing 7% annually until 2025, then increasing 2% annually thereafter to the end of mine life. This is not the fixed 3-year historical average price utilized by other mining companies to estimate economically viable mining operations. Please modify your filing and provide a comparison of the project’s economic indicators between your projected and escalating graphite basket prices and the historical three-year average price, giving equal prominence to each scenario.
Energizer Resources Inc.’s Response:
As we discussed with George Schuler, Staff Mining Engineer, the reserve estimates in the Form 10-K were calculated using the historical 2 year average price ($1,375 per ton), instead of the historical 3-year average price ($1,867 per ton).  The three-year average would have included price spikes in 2011 and 2012 and was determined to be too aggressive for the reserve calculation.

In response to the comment, we prepared an informal, internal economic model using the fixed three-year historical average price to determine if the economic analysis using the fixed price was materially different from the economic analysis appearing in the Form 10-K.  The informal model used a fixed price, but retained the escalating cost structure and, as a result, was deliberately more conservative than would be reflected in a formal economic model.
We discussed with Mr. Schuler the differences between the economic analysis in the Form 10-K and the informal economic analysis prepared internally and determined with Mr. Schuler that the differences did not indicate a material issue.
As discussed with Mr. Schuler, in our next Form 10-K, we will include the project’s economic indicators under two scenarios with equal prominence:  (i) using the historical three-year average price, and (ii) using projected and escalating graphite basket prices.
* * * * *
Energizer Resources Inc. hereby acknowledges that:
•	Energizer Resources Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	Energizer Resources Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your review of the filing.  If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (416) 364-7024, or Kimberley Anderson of Dorsey & Whitney LLP at (206) 903-8803.
Sincerely,
Energizer Resources Inc.

/s/ Marc Johnson

Marc Johnson
cc: Kimberley Anderson, Dorsey & Whitney LLP